FORM 13-G

Item 1.

a)	Name of Issuer

Hooker Furniture Corporation

b)	Address of Issuer's Principal Executive Offices

440 E. Commonwealth Blvd.
Martinsville, Virginia  24115
Item 2.
a)	Name of Person Filing

Hooker Furniture Corporation Employee Ownership
Plan

b)	Address of Principal Business Office or, if none,
Residence
c/o GreatBanc Trust Company
1301 W. 22nd Street
Suite 800
Oak Brook, Illinois  60523

c)	Citizenship

Virginia

d)	Title of Class of Securities

Common Stock, no par value per share
e)	CUSIP Number
439038100
Item 3.  If this statement is filed pursuant to 240.13d-
1(b) or 240.13d-22(b) or (c), check whether the person is
filing:
(f)  An employee benefit plan or endowment fund in
accordance with 240.13d-1(b)(1)(ii)(F);
Item 4.  Ownership
	Provide the following information regarding the
aggregate number and percentage of the class of securities
of the issuer identified in Item 1.
a)	Amount beneficially owned:  _____3,363,661______
b)	Percent of class:  _____23.4_____
c)	Number of shares as to which the person has:
i.	Sole power to vote or to direct the vote:
_____0_____
ii.	Shared power to vote or to direct the vote:
_____3,363,661*_____
iii.	Sole power to dispose or to direct the
disposition of:  _____0_____
iv.	Shared power to dispose or to direct the
disposition of:  _____3,363,661*_____

* Consists of 2,373,546 unallocated and 990,115 allocated shares held by the Reporting Person as of December 31, 2006

Instruction. For computations regarding securities which represent a right to acquire an underlying security see 240.13d-3(d)(1).

Item 5.  Ownership of Five Percent or Less of a Class

	N/A

Item 6.  Ownership of More than Five Percent on Behalf of
Another Person.
	Subject to the terms and conditions of the Trust and the related Plan, participants in the Plan are entitled to receive certain distributions or assets held by the Trust. Such distributions may include proceeds from dividends on, or the sale of, shares of Common Stock reflected in this
Schedule 13G. The respective participant's accounts may have the right to receive, or direct the receipt of, dividends on, or proceeds from the sale of, the Common Stock.

Item 7.  Identification and Classification of the
Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

	N/A

Item 8. Identification and Classification of Members of the Group

	N/A

Item 9.  Notice of Dissolution of Group

	N/A

Item 10.  Certification
	By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





Date	Feb. 12, 2007

Hooker Furniture Corporation Employee Stock Ownership Plan
GreatBanc Trust Company, Trustee


/s/Patrick J. De Craene

Patrick J. De Craene
Vice President